ALBERTA COMPLIANCE SERVICES INC.

02049486

August 14, 2002

Securities & Exchange Commission
450 Fifth Street N. W.
Washington, DC
USA 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Solana Petroleum Corp. (the "Corporation")
File No. 82-4931

Please accept for filing the following documents that include information required to be made public:

1. News Release dated July 22, 2002
2. Consolidated Financial Statements for the year ended December 31, 2001 and BCSC Form 51-901F
3. Interim Financial Statements for the 3 months ended March 31, 2002 and BCSC Form 51-901F
4. New Release dated July 30, 2002
5. News Release dated August 1, 2002

Yours truly,

ALBERTA COMPLIANCE SERVICES INC.

Sherri Van Ham

Sherri Van Ham
Associate

dlw 8/27

encl.

602, 304 - 8 Avenue S.W. Calgary, Alberta Canada T2P 1C2
Phone: (403) 216-8450 * Fax: (403) 216-8459 * info@albertacompliance.com * www.albertacompliance.com

121 E. Birch Ave., Suite 503
Flagstaff, Arizona 86001 USA

SOLANA PETROLEUM CORP. ANNOUNCES EXTENSION OF WARRANTS

SEC 12g 3-2(b) Exemption # 82-4931

July 22, 2002

Mr. J. Bruce Carruthers reports:
Solana Petroleum Corp. announced today that it had extended the warrants issued in connection with its private placement of 3,083,155 units at $0.10 per unit, completed in the first quarter of this year. Each unit contained one common share and one-half warrant. One whole warrant entitled the purchaser to acquire one common share of Solana Petroleum Corp. stock on or before 23 July 2002, at a purchase price of $0.15. The exercise date for the warrants has been extended to "on or before 23 January, 2003" with the share exercise price remaining the same.

The company is actively pursuing the purchase of a producing petroleum property in the prolific Magdalena Basin of Western Colombia as part of its recently announced Colombian Petroleum Production Program. Solana also has an application pending with Ecopetrol, the Colombian state oil company, for a new Association Contract Block in the Llanos Basin of Eastern Colombia, the Country's most productive petroleum basin.

PricewaterhouseCoopers LLP has completed Solana's 2001 audit, which together with 1st quarter 2002 financial statements, will be filed with the appropriate securities commissions by month end. These submissions will bring Solana into compliance with all applicable securities commissions' requirements.

This release may contain forward looking statements including expectations of future oil and gas production implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.

Solana Petroleum Corp. trades on the TSX Venture Exchange under the symbol "SOP".

For more information please contact:
Eric A. Gavin, Phone: 928-779-0166

BC FORM 51-901F

QUARTERLY REPORT FOR QUARTER ENDED MARCH 31, 2002

Incorporated as part of: X Schedule A

X Schedule B & C

ISSUER DETAILS:

NAME OF ISSUER:	TRANS AMERICA INDUSTRIES LTD.
ISSUER ADDRESS:	710 – 750 WEST PENDER STREET VANCOUVER, BC V6C 2T7
CONTACT PERSON:	JOHN K. CAMPBELL
CONTACT'S POSITION:	DIRECTOR/PRESIDENT
CONTACT TELEPHONE NUMBER:	(604)688-8042
CONTACT E-MAIL ADDRESS	tsa@marketcatalyst.com
WEBSITE ADDRESS:	N/A
FOR QUARTER ENDED:	JUNE 30, 2002
DATE OF REPORT:	July 17, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

JOHN K. CAMPBELL "John K. Campbell"		02/08/15
NAME OF DIRECTOR SIGNED (TYPED)	DATE SIGNED	(YY/MM/DD)
JAMES J. McDOUGALL "James J. McDougall"		02/08/15
NAME OF DIRECTOR SIGNED (TYPED)	DATE SIGNED	(YY/MM/DD)

TRANS AMERICA INDUSTRIES LTD.

June 30, 2002

SCHEDULE A: FINANCIAL INFORMATION

See financial statements attached.

SCHEDULE B: SUPPLEMENTARY INFORMATION

Item 1

Refer to the financial statements (Schedule A) for a breakdown of expenditures and costs incurred during the quarter ended June 30, 2002, and Item 3 Schedule C.

Item 2

Related Party Transactions:

The aggregate amount of expenditures made to parties not at arm's length from the issuer:

$ 21,659 was paid to a management company controlled by a director and as such is non arm's length. The amount includes management fees, secretarial and office services and reimbursement of direct costs.

Item 3

Summary of securities issued and options granted during the period:

(a) Securities issued during the period:

NIL

(b) Options granted during the period:

NIL

Item 4

Summary of securities at the end of the reporting period:

(a) Authorized Capital Stock:

100,000,000 common shares without par value

(b) Issued Capital Stock:

16,312,143 common shares with a stated capital of $9,171,062

(c) Options, warrants, and convertible securities outstanding:

Options:
1,100,000 @ $0.15 expiring February 2, 2004

Warrants:
Nil

Convertible Securities:
Nil

(d) Shares in escrow or subject to pooling:

Nil

Item 5

List of Directors and Officers:

John K. Campbell, Director and President
David Duval, Director
James J. McDougall, Director
William Meyer, Director
Rose Yu, Secretary

SCHEDULE C: MANAGEMENT DISCUSSION

Description of Business

Items 1 and 2

The Company, traditionally a natural resource company, has confined it's activities to acquiring equity interests in other natural resource companies during the last several years. This strategy was employed due to the downturn in the resource sector and the Company's desire to preserve its working capital for the inevitable recovery in that sector. In 2000, with the recovery of the gas and oil sector, the Company took a small direct interest in a gas and oil prospect in Alberta.

The Company's directors are experienced in the exploration and mining industry and to some degree in gas and oil and its share acquisitions have been restricted to shares of natural resource companies.

The Company has endeavoured to select stocks of companies with projects of merit and managed by individuals with proven records in the natural resource industries.

Significant holdings:

As of June 30, 2002, the Company held, among other shareholdings, shares shown as follows:

Number of Shares		Adjusted Book value	Market Value
3,209,800	Atacama Minerals Corp.	1,946,356	2,160,654
128,870	Miramar Mining Corp.	84,969	211,347

Comments:

Hope Bay Gold Corporation Inc.

During the period Hope Bay Gold Corporation Inc. (Hope Bay) merged with Miramar Mining Corp. (Miramar). The merger saw Hope Bay shareholders receive 0.263 shares of Miramar for each Hope Bay share. Accordingly TSA presently holds 128,870 shares of Miramar. Miramar now holds 100% of the former Hope Bay promising gold properties in the Nunavat Terriotory. Prior to the merger Hope Bay, through a subsidiary company, acquired a gold property from Asarco Inc. in French Guiana. Shares in the subsidiary Ariane Gold Corp. (Ariane) were issued by way of dividend to shareholders of Hope Bay on the basis of 1 for 100. On that basis TSA received 4,900 shares. TSA also subscribed for 150,000 new shares at 70 cents each to hold a total of 154,900 shares of Ariane.

The property acquired by Ariane from Asarco has been extensively drilled and hosts a multi-million tonne deposit of low grade gold reserves similar to those at the Omai Mine in adjoining Guyana.

Majestic Gold Corp.

During the period TSA purchased by way of private placement one million shares of Majestic Gold Corp. (Majestic) at 10 cents each. The placement also has a one year warrant for an additional one million shares at 15 cents each. Majestic is a junior exploration company whose professional management is investigating the possible acquisition of promising gold properties for Majestic.

Item 3

Operations and Financial Condition

As at the quarter ended June 30, 2002, the Company had cash and short term deposits on hand of $ 756,716 with a net working capital of $ 754,548. The Company is continuing to seek appropriate investments by way of equity investments in other companies or direct interests in resource properties.

The Company's revenues of $ 3,979 for the quarter consist of investment income on its invested cash. The Company's administrative expenses for the quarter aggregated $ 56,172 and comprised of $ 21,659 for management fees, secretarial services and out-of-pocket costs. In addition, $ 12,948 was incurred for rent, telephone, postage and supplies.

The Company has no investor relations contracts. Related party transactions are disclosed in Schedule B item 2. There are no lawsuits or contingent liabilities.

Item 4

There are no significant subsequent events to report.

Item 5

N/A

Item 6

The Company's cash and working capital position are as disclosed in item 3. They are sufficient to cover normal operating expenses anticipated to be incurred throughout the year and will allow the Company to entertain new investment opportunities.

On behalf of the Board of Directors

"John Campbell"

John K. Campbell
President

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002
(Unaudited – see Notice to Reader)

MORGAN & COMPANY
CHARTERED ACCOUNTANTS

NOTICE TO READER

We have compiled the consolidated balance sheet of Trans America Industries Ltd. as at June 30, 2002 and the consolidated statements of income and deficit, and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.

July 17, 2002

Morgan + Company

Chartered Accountants

Tel: (604) 687-5841
Fax: (604) 687-0075
www.morgan-cas.com

MEMBER OF ACPA INTERNATIONAL

P.O. Box 10007 Pacific Centre
Suite 1488 - 700 West Georgia Street
Vancouver, B.C. V7Y 1A1

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED BALANCE SHEET

(Unaudited – see Notice to Reader)

	JUNE 30 2002	DECEMBER 31 2001
ASSETS		
Current		
Cash and short term deposits	$ 756,716	$ 1,083,728
GST recoverable	2,088	1,697
	758,804	1,085,425
Investments (Note 3)	2,616,504	2,327,610
Capital Assets (Note 4)	5,150	5,339
Oil And Gas Property	57,098	54,098
	$ 3,437,556	$ 3,472,472
LIABILITIES		
Current Liabilities		
Accounts payable and accrued liabilities	$ 4,256	$ 2,472
SHAREHOLDERS' EQUITY		
Share Capital (Note 5)	9,171,062	9,171,062
Contributed Surplus	50,003	50,003
Deficit	(5,787,765)	(5,751,065)
	3,433,300	3,470,000
	$ 3,437,556	$ 3,472,472

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF INCOME AND DEFICIT

(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30 2002	SIX MONTHS ENDED JUNE 30 2002	THREE MONTHS ENDED JUNE 30 2001	SIX MONTHS ENDED JUNE 30 2001
Revenue				
Interest and dividend income	$ 3,979	$ 7,601	$ 10,743	$ 23,263
Expenses				
Capital tax	-	-	10,960	10,960
Depreciation	329	657	423	845
Management and consulting fees	21,659	43,318	21,633	43,266
Office facilities and services	12,948	22,893	9,692	19,725
Professional fees	-	2,361	791	1,042
Regulatory fees	2,682	6,219	2,045	3,500
Shareholder communication	3,415	4,715	4,609	5,809
Transfer agent	1,547	2,293	2,617	3,428
Travel and promotion	13,592	14,555	454	616
	56,172	97,011	53,224	89,191
Loss Before The Following	(52,193)	(89,410)	(42,481)	(65,928)
Currency exchange (loss)	(13,967)	(12,830)	(11,666)	2,554
Gain on sale of investments	65,541	65,541	-	-
Write down of oil and gas property	-	-	-	(31,534)
	51,574	52,711	(11,666)	(28,980)
Net Income (Loss) For The Period	(619)	(36,699)	(54,147)	(94,908)
Deficit, Beginning Of Period	(5,787,146)	(5,751,066)	(4,670,870)	(4,630,109)
Deficit, End Of Period	$ (5,787,765)	$ (5,787,765)	$ (4,725,017)	$ (4,725,017)
Earnings (Loss) Per Share	$ (0.001)	$ (0.002)	$ (0.003)	$ (0.006)

TRANS AMERICA INDUSTRIES LTD.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE MONTHS ENDED JUNE 30 2002	SIX MONTHS ENDED JUNE 30 2002	THREE MONTHS ENDED JUNE 30 2001	SIX MONTHS ENDED JUNE 30 2001
Cash Flows From Operating Activities				
Income (Loss) for the period	$ (619)	$ (36,699)	$ (54,147)	$ (94,908)
Add (Deduct): Items not involving cash:				
Depreciation	329	657	423	845
Gain on sale of investments	(65,541)	(65,541)	-	-
Write down of oil and gas property	-	-	-	31,534
	(65,831)	(101,583)	(53,724)	(62,529)
Change in non-cash operating working capital items:				
(Increase) Decrease in GST recoverable	(117)	(391)	1,357	1,743
(Increase) Decrease in prepaid expenses	-	-	223	-
Increase (Decrease) in accounts payable and accrued liabilities	3,048	1,784	(2,485)	(1,758)
	(62,900)	(100,190)	(54,629)	(62,544)
Cash Flows From Financing Activity				
Proceeds from sale of investments	251,646	251,646	-	-
Cash Flows From Investing Activities				
Capital assets	-	(468)	-	-
Investments	(465,000)	(475,000)	-	(60,000)
Oil and gas property	(3,000)	(3,000)	-	(31,534)
	(468,000)	(478,468)	-	(91,534)
Increase (Decrease) In Cash And Short Term Deposits	(279,254)	(327,012)	(54,629)	(154,078)
Cash And Short Term Deposits, Beginning Of Period	1,035,970	1,083,728	1,110,047	1,209,496
Cash And Short Term Deposits, End Of Period	$ 756,716	$ 756,716	$ 1,055,418	$ 1,055,418

TRANS AMERICA INDUSTRIES LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002
(Unaudited – see Notice to Reader)

1. BASIS OF PRESENTATION

The interim consolidated financial statements of Trans America Industries Ltd. (the "Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2001, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2001.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, TSA Investments Ltd., an Alberta company.

b) Investments

Long term investments over which the Company does not exercise significant influence are carried at cost. Long term investments over which the Company has significant influence are accounted for by the equity method. Under this method the Company's proportionate share of net income or loss of the investee is recorded when earned or realized. When the Company ceases to exercise significant influence over its investments, it ceases accruing its share of the income or losses of the investee. Long term investments are written down if management believes there has been a permanent impairment in their value.

c) Foreign Currency Translation

Transactions recorded in United States dollars are translated as follows:

- monetary assets and liabilities at the rate prevailing at the balance sheet date.
- non-monetary assets and liabilities at historic rates.
- income and expenses at the average rate in effect during the year.
- exchange gains or losses are recorded in the consolidated statement of operations and deficit.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

d) Fixed Assets

Fixed assets are stated at net book value. Depreciation is provided on a declining balance basis using the following annual rates:

Office furniture	20%
Computer equipment	30%

e) Financial Instruments

The carrying value of financial instruments not otherwise disclosed separately in the financial statements, approximate their fair values. These financial instruments include cash, short term deposits, accounts receivable and accounts payable, and their fair value approximates their carrying value, since they are short term in nature and are receivable or payable on demand.

f) Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to the consolidated financial statements. Actual results may differ from those estimates.

g) Earnings (Loss) Per Share

Loss per share is calculated on the weighted average number of shares outstanding during the year. Fully diluted loss per share is not calculated, since it is anti-dilutive.

h) Stock Based Compensation

Employee and director stock options granted by the Company (as described in Note 5(c)) are not recognized in the accounts until exercised, and then are recorded only as a credit to share capital to the extent of the exercise price. No remuneration expense is recorded by the Company on the excess, if any, of the trading price of the stock over its exercise price.

2. SIGNIFICANT ACCOUNTING POLICIES (Continued)

i) Income Taxes

The Company has adopted the new requirements of the CICA Handbook, Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

j) Oil and Gas Property

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of petroleum and natural gas interests are capitalized. Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, costs of drilling and equipping productive and non-productive wells and direct exploration salaries and related benefits.

Depletion and depreciation of the capitalized costs will be computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants. The Company will apply a ceiling test to capitalized costs to ensure that such costs do not exceed estimated future net revenues from production of proven reserves at year end market prices less future production, administrative, financing, site restoration, and income tax costs plus the lower cost or estimated market value of unproved properties.

3. INVESTMENTS

a) Long term investments comprise:

	JUNE 30 2002	DECEMBER31 2001
Atacama Minerals Corp., at cost – 3,209,800 common shares (2001 - 3,279,800 common shares) (quoted market value $2,343,154; 2001 - $2,295,860) (see Notes 3(b) and (c))	$ **1,946,356**	$ 1,897,461
Other portfolio investments, at lower of cost or written down values (quoted market value $800,190; 2001 - $335,879)	**670,148**	430,149
	$ **2,616,504**	$ 2,327,610

3. INVESTMENTS (Continued)

b) During the year 2000, the Company subscribed for 200,000 common shares of Atacama Minerals Corp. at $0.60 per share with non-transferrable warrants providing for the subscription of up to 200,000 additional shares at $0.65 per share until November 2, 2002.

4. CAPITAL ASSETS

	2002	2001
Office equipment	$ 17,105	$ 16,638
Computer equipment	6,269	6,269
	23,374	22,907
Less: Accumulated depreciation	(18,224)	(17,568)
Net book value	$ 5,150	$ 5,339

5. SHARE CAPITAL

a) Authorized

100,000,000 common shares without par value

b) Issued

	NUMBER OF SHARES	AMOUNT
Balance, December 31, 2000	16,312,163	$ 9,171,065
Shares held in treasury	(20)	(3)
Balance, June 30, 2002 and December 31, 2001	16,312,143	$ 9,171,062

c) Employee and director stock options are outstanding providing for the issue of up to 1,100,000 shares at $0.15 per share until February 2, 2004.

6. RELATED PARTY TRANSACTION

The Company has incurred management and consulting fees which include secretarial and office services, and reimbursement of direct costs, in the amount of $43,318 (2001 - $43,266) from a company with which a director is associated.